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Max Mikheev · 2nd

CEO/co-founder at BioMediCan, Inc
(LION-LinkedIn open networker)

San Francisco Bay Area · **Contact info**

500+ connections

BioMediCan, Inc

State Research Center of Virology and Biotechnolog...

 **5 mutual connections:** Evan J. Segal, Adam Siskin, and 3 others

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Experience

CEO and Founder

BioMediCan, Inc
Nov 2017 – Present · 3 yrs 10 mos
San Francisco Bay Area

The company is developing a production of high-value compounds through biosynthesis

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 ### Co-Founder

Viar.Live
Nov 2015 – Mar 2017 · 1 yr 5 mos
San Francisco Bay Area

Viar.Live is a software start-up - with a focus on VR and mobility. Using today's best photographic equipment coupled with our proprietary software we create VR ready - …see more



Chief Technology Officer and Co-Founder
BioDatomics
Sep 2012 – Mar 2017 · 4 yrs 7 mos
Bethesda, MD

Founded this Life Sciences startup to bring Big Data analytics to the highly-specialized field of genomics. Built the R&D team, designed and managed the development of BioDT®, the first Hadoop-compatible genomics analysis so˙ …see more



Postdoctoral Research Fellow
UPMC (University of Pittsburgh School of Medicine)
Sep 2008 – Aug 2011 · 3 yrs
University of Pittsburgh School of Medicine

Work on projects. Manage technician.
Project title: Self-Regulating Device for Modulating Inflammation.
Project title: Computer modeling Ca2+ releases in



Postdoctoral Research Fellow
National Institute on Aging
Mar 2006 – Aug 2008 · 2 yrs 6 mos

Project title: Improving cardiac function with mESCs in mouse experimental model of post myocardial infarction chronic heart failure
Project title: Computer modeling Ca2+ releases in

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Education

State Research Center of Virology and Biotechnology "Vector"
PhD, Molecular Biology
1998 – 2006

Novosibirsk State Medical University (NSMU)
MD, Clinical and Laboratory Diagnostics
1999 – 2004



Novosibirsk State University (NSU)

M.Sc., Molecular Biology

1994 – 1999



